Exhibit 99.1

Amarc, Freeport-McMoRan Mineral Properties Canada Inc. Continue Earn-in
At JOY Copper-Gold District Into 2022

December 15, 2021, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce the continuation of its earn-in with Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) into a second drilling season at the Company’s JOY Cu-Au District, (the “JOY”) located in the Toodoggone region of the Golden Horseshoe trend, north-central British Columbia (“BC”). In November, Amarc announced that Freeport invested $5.94 million in 2021.

“We are excited at the opportunity to continue to advance JOY in collaboration with Freeport into 2022,” said Amarc President & CEO Dr. Diane Nicolson. “The combined porphyry copper-gold exploration and discovery capabilities of our respective teams is now focused on integrating results as they are received from this year’s field work into existing data sets. This work will define next season’s comprehensive deposit delineation and district exploration programs and related budgets.”

In addition to Amarc’s collaboration with Freeport, Nicolson acknowledged the important contributions made by the Tsay Keh Dene, Kwadacha, Takla and Tahltan Nations over the course of an ambitious 2021 season, as well as by local government personnel and on-site contractors. She said the active participation of Indigenous groups and local stakeholders in Amarc’s exploration program was fully supported by Freeport, which recognizes the important role of community engagement and involvement.

Results from Amarc’s 2021 exploration activities will be released as they become available.

Chief Darryl McCook of the Kwadacha Nation commented: “We continue to be encouraged by the collaborative approach Amarc has taken with respect to working with First Nations on exploration activities at JOY. We will continue to work with Amarc to achieve its responsible mineral exploration goals at JOY, while developing a pathway for the sharing of future economic opportunities and benefits.”

In June 2021, Amarc announced it had entered into a four-way Exploration Agreement with Takla Nation, Tsay Keh Dene Nation and Kwadacha Nation to: guide engagement and information sharing between the parties; establish a pathway for negotiating future agreements to support more advanced stages of development; and, deliver opportunities for employment, contracting and participation in environmental monitoring.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry copper±gold districts located in different prolific porphyry districts in southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and Pine. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.
Dr. Diane Nicolson
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.